Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

KIBALI PROJECT IN THE STARTING BLOCKS

Kinshasa, DRC, 2 February 2012 – Preparatory work has been completed at the Kibali gold project in the Democratic Republic of Congo, where first gold production is scheduled for the end of 2013. Randgold Resources, the project manager and operator, and AngloGold Ashanti each has a 45% stake in Kibali with the DRC parastatal Sokimo owning the balance.

The construction crew has started mobilising on site and should be materially staffed up by the end of February. Long-lead plant and equipment items have been secured, key contractors have been selected and a development management team is being assembled. The relocation programme – a critical component of the predevelopment phase – is progressing smoothly, with two of the 14 affected villages already resettled in the new model village of Kokiza, where five local contractors are building houses at the rate of 300 per month.

Randgold chief executive Mark Bristow says the initial objectives for the development of Kibali have now been achieved. The project is progressing well and the Randgold board has signed off on the development plan, which will be presented for approval to AngloGold Ashanti at the earliest opportunity. In the interim, the Kibali board has approved the next three months’ budget of approximately US$80 million to continue the project’s impressive momentum.

“Excellent work done to date is evident by the progress achieved on site and this impetus will be maintained while we tie up the remaining detail required for board approval,” says AngloGold Ashanti CEO Mark Cutifani. “Kibali represents a model for partnership in the DRC, with Randgold’s field-tested exploration and project development skills complemented by our depth of technical and mine-planning capabilities.”

As guided by Randgold this time last year, it is currently envisaged that the Kibali mine will comprise an integrated open pit and underground mining operation, feeding a larger 6Mtpa processing plant which will include a full flotation section for treating sulphide ore. The complex will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. The core capital programme is scheduled to run over the next four years.

Phase 1, required to deliver first gold production, will cover the metallurgical facility, one hydropower station and the back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open pit mining and all shared infrastructure. This will run over a two year period. The Phase 2 programme, which will run concurrently with Phase 1 but will extend over four years, is focused primarily on the underground development and includes a twin decline and vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015. The current Life of Mine plan envisages average annual production of approximately 600 000 ounces for the first 12 years, with an average grade of 4.1g/t.

“Since we acquired Kibali, then known as Moto, just over two years ago, we’ve moved rapidly to optimise and advance the project. Among other things, we’ve doubled the reserve to more than 10 million ounces, obtained the community’s buy-in for the relocation programme, created a road network which includes a link with international ports, acquired four hydropower licences which will form the basis of an affordable electricity supply and finalised the operational strategies,” said Bristow.

“With the groundwork now done, thanks to the support and cooperation of all stakeholders, including the central and regional governments, the local community and our partners, everything is in place for us to start building what is expected to be one of the largest gold mines in Africa.”

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +27 72 614 4053 / +27 82 905 6797

Louis Watum GM Kibali Goldmines +243 994 035 464 / +256 782 239 767	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 or randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to operating the Tongon mine in Côte d’Ivoire, the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’), including in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.